EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands except ratios)

	Nine Months Ended September 30, 2013	Year Ended December 31,
		2012	2011		2010		2009	2008
Earnings:
Net income (loss)(1)	$(51,250)	$(51,902)	$19,899		$9,281		$(54,329)	$131,687
Fixed Charges	35,905	11,375	632		472		469	323
Interest capitalized	(10,484)	(2,338)	—		—		—	—
Amortization of previously capitalized interest	606	223	—		—		—	—

Total	(25,223)	(42,642)	$20,531		$9,753		$(53,860)	$132,010

Fixed Charges:
Interest cost and debt expense	22,145	4,195	—		—		—	—
Interest capitalized	10,484	2,338	—		—		—	—
Interest allocable to rental expense(2)	1,349	1,349	632		472		469	323

Total fixed charges	$35,905	$7,882	$632		$472		$469	$323
Preferred dividends	8,277	3,493	—		—		—	—

Total fixed charges and preferred dividends	$44,182	$11,375	$632		$472		$469	$323

Ratio of Earnings to Fixed Charges(3)	—	—	32.49	x	20.68	x	—	408.20	x

Ratio of Earnings to Fixed Charges and Preferred Dividends(3)	—	—	32.49	x	20.68	x	—	408.20	x

(1)	Includes asset impairment charges of $9.5 million, $7.0 million, $50.7 million and $156.4 million during the years ended December 31, 2012, 2011, 2010 and 2009, respectively.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)	Our earnings were insufficient to cover its fixed charges and preferred dividends by $69.4 million for the nine months ended September 30, 2013 and by $54.0 million and $54.3 million for the years ended December 31, 2012 and December 31, 2009, respectively.